UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 24, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Liberty Media Corporation

File No. 001-35707 - CF#30332

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Liberty Media Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 5, 2013.

Based on representations by Liberty Media Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through May 21, 2024
Exhibit 10.8	through May 21, 2024
Exhibit 10.10	through May 21, 2024
Exhibit 10.12	through May 21, 2024
Exhibit 10.14	through May 21, 2024
Exhibit 10.16	through May 21, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary